Exhibit 8.1

Sundial Growers Inc.

Significant Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Sprout Technologies Inc.	Alberta, Canada
KamCan Products Inc.	British Columbia, Canada
2011296 Alberta Inc.	Alberta, Canada
Sundial Deutschland GmbH	Germany
Sundial Portugal, Unipessoal LDA	Portugal
Pathway Rx Inc.	Alberta, Canada
2082033 Alberta Ltd.	Alberta, Canada
SGI Managing Partner Inc.	Alberta, Canada
SGI Partnership	Alberta, Canada
Sundial UK Limited	England and Wales
Project Seed Topco	England and Wales
Project Seed Bidco	England and Wales
Bridge Farm Nurseries Limited	England and Wales
Neame Lea Nursery Limited	England and Wales
Neame Lea Marketing Limited	England and Wales
Neame Lea Fresh Limited	England and Wales
Zyon UK Flowers and Plants Limited	England and Wales